EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands, except ratios)
Earnings:
Earnings (loss) from continuing operations before income taxes	$32,057	$10,100	$(71,910)	$(251,821)	$22,172
Add: Fixed charges	14,322	21,175	29,462	12,170	1,745
Subtract: income from equity method investment	(1,171)	(857)	(515)	(214)	(156)
Subtract: income attributable to noncontrolling interest	(28)	(48)	(61)	(60)	—

Total Earnings (losses)	$45,180	$30,370	$(43,024)	$(239,925)	$23,761

Fixed Charges:
Interest expense (a)	$13,062	$19,908	$27,751	$10,387	$128
Interest portion of rent expense	1,260	1,267	1,711	1,783	1,617

Total Fixed Charges	$14,322	$21,175	$29,462	$12,170	$1,745

Ratio of Earnings to Fixed Charges (b)	3.2x	1.4x	—	—	13.6x

The Ratio of Earnings to Fixed Charges calculation differs from the Minimum Consolidated Fixed Charge Coverage Ratio as defined in the Company’s Senior Credit Facility Credit Agreement.

(a)	Interest expense includes interest on outstanding debt obligations, amortization of debt discounts attributable to warrants, amortization of deferred financing fees, and losses on extinguishment of debt attributable to the write-offs of unamortized deferred financing fees at the time of extinguishment.
(b)	Earnings were insufficient to cover Fixed Charges by $43.0 million in 2009 and $239.9 million in 2008.